Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

July 13, 2026

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Intimation of Earnings call

Please find enclosed a notification titled “Dr. Reddy's to release Q1FY27 results on Wednesday, July 22nd, 2026; Earnings call slated @19:30 PM IST / 10:00 AM ET.”

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

CONTACT
DR. REDDY'S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills,	AISHWARYA SITHARAM	SANTOSH VYAS
Hyderabad - 500034, Telangana, India.	aishwaryasitharam@drreddys.com	santoshvyas@drreddys.com

Dr. Reddy's to release Q1FY27 results on Wednesday, July 22nd, 2026;

Earnings call slated @19:30 PM IST / 10:00 AM ET

Hyderabad, India, July 13th, 2026

Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) will announce results for the quarter ended June 30th, 2026 on Wednesday, July 22nd, 2026 after the Board Meeting.

Summary of Events

Event	Date and Time	Medium
Release of financial results	Wednesday, July 22nd, 2026, after the Board Meeting	Stock Exchange, Media, Company Website, Email
Press Meet Presentation	Will be available on the Company’s Website	Stock Exchange, Company’s Website www.drreddys.com
Earnings Call	Wednesday, July 22nd, 2026 at 19:30 PM IST / 10:00 AM ET	Hosted by the Company (Details below)
Audio as well as Transcript of the Earnings call	Will be available on the Company’s Website	Stock Exchange, Company’s Website www.drreddys.com

Earnings Call

Following the release, the management of the Company will host its earnings call to discuss the Company’s financial performance.

Pre-register with the link below:

https://drreddys.zoom.us/webinar/register/WN_xVkKzh0MSyaxs-eKX8_0wg